

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> RE: **China BCT Pharmacy Group, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed May 27, 2010**
> **File No. 333-165161**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-145620**

Dear Mr. Tang:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated March 29, 2010 and the revised disclosure on page 52. Please clarify the origins of the report cited in your disclosure. In addition, we partially reissue our comment. Please revise the disclosure

throughout to more fully address how the economic, demographic, and growth profile of your province compares to the coastal regions.

2.   We note your propose to revise, amend, insert or add disclosure in response to our prior comments 71, 74, 75, and 80 through 86. Please revise to include such proposed disclosure or tell us when you will revise to provide such disclosure. Please note that we may have further comments upon review of your amended filing with such disclosure.

Risk Factors, page 7

3.   Your response to comment ten from our letter dated March 29, 2010 indicates that counsel from Loeb & Loeb LLP is "to revise after arrangement has been finalized." It is unclear what arrangements you are referring to or what the meaning of this statement is. If you are referring to your contractual arrangements with BCT Retail and you do not have arrangements in place currently, please substantially revise your document and all related filings to reflect this fact.

4.   Please advise why you removed the last paragraph from your page ten risk factor "We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine."

5.   We reissue comment 13 from our letter dated March 29, 2010. We continue to note the reference to your steel products on page 13.

Selling Security Holders, page 21

6.   We partially reissue comment 16 from our letter dated March 29, 2010. We continue to note that several selling shareholders are listing in the table twice, such as those individually and jointly with their spouse, or individually and as a control person of a company. Please combine to reflect each security holder only once and add footnote disclosure as necessary to show the nature of such ownership. In addition, please disclose the control person(s) for Luppino Landscaping LLC.

Business, page 44

7.   It was unclear to us how you complied with comment 21 from our letter dated March 29, 2010, and accordingly we reissue in part. Please substantially revise your discussion and reorganize to address the requirements of Item 101 of Regulation S-K on a segment by segment basis or advise how you complied with our prior comment.

8.   We reissue comment 22 from our letter dated March 29, 2010. We note your statement that your "business strategy is based on the assumption that [you] will acquire additional retail and wholesale distribution channels in the future …" Please revise your Management's Discussion and Analysis and Business sections to address this strategy and how you will implement and finance it.

9.   We note your response to comment 24 from our letter dated March 29, 2010. However, we continue to note statements expressing your belief that you operate "one of the largest regional pharmaceutical retail network[s] in Guangxi province" and "the largest regional retail network in Guangxi province." See pages two and 68 for examples. Please thoroughly review your document to remove these statements or provide us with the basis for your belief.

10. We partially reissue comment 25 from our letter dated March 29, 2010. Please advise us how you calculated the various production capacities for Hefeng Pharmaceutical.

11. We partially reissue comment 26 from our letter dated March 29, 2010. Please discuss the general terms or arrangements with third party suppliers, given that this accounts for a substantial portion of your business.

12. We reissue comment 27 from our letter dated March 29, 2010. Please revise the text under "Increasing access to healthcare in rural areas," and "PRC Healthcare Reform Plan" to address the impact on your business in clear, direct, language. Also, please revise the discussion under Intellectual Property. This disclosure is lengthy and contains information whose relevance to you and the offering is not clear. Also, revise to clarify any patents related to your pharmaceutical manufacturing facility.

13. We reviewed your response to our prior comment 28. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide a detailed discussion of how your retail segment obtains reimbursement under the National Medical Insurance Program ("National Program"). Specifically, discuss each tier (i.e. Tier A and Tier B) of the Essential Drug and Reimbursement Lists, how they relate to each other, if you participate in each tier, how co-payments differ in each tier, how provincial governments have price adjustment discretion and how each tier impacts reimbursement. Further, clarify if the National Program is the same as the medi-care insurance program and the issuer of medi-care insurance cards. Please note that your revised disclosure should provide an investor with a full understanding of this program and how it impacts your business.

14. In connection with the comment above, please revise to describe all aspects of the New Rural Cooperative Medicare Plan. Specifically discuss how prices are determined and how you obtain reimbursement

15. We reissue comment 29 from our letter dated March 29, 2010. We note the page 50 reference to the Beijing Duhuida Consulting Research Report and the page 45 reference to Beijing DHD's research report. Please provide citations to these reports and any other reports referenced in the prospectus reflecting where such information is found.

16.   We note your response to comment 31 from our letter dated March 29, 2010. Please revise the disclosure under "Strong Research and Development Capability" to address what products, if any, you have in your pipeline and under development.

17.   We partially reissue comment 32 from our letter dated March 29, 2010. Please revise to address your plans regarding the modernized logistics center in greater detail and, in addition, address how you anticipate financing the construction.

18.   We reissue comment 34 from our letter dated March 29, 2010. Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition for each segment.

The Reorganization, page 63

19.   We note that you amended the Earn-In Agreement on December 30, 2009 and May 19, 2010 to extend, and then decrease, the performance targets associated with the exercisability of the call rights. Please revise to clarify the purpose and reasoning behind these amendments and clarify what consideration, if any, was paid for such amendments.

20.   Please revise to indicate who controlled you at the time you entered into the share exchange agreement with Ingenious.

21.   We note that the Share Transfer Agreement and Share Pledge Agreement purport to transfer 51% of the ownership of BCT Retail for payment of RMB 153,000 which appears to have been immediately lent back to the purchasers at zero interest and is repayable only by the transfer of Property Management's equity interest in BCT Retail back to you in 2015. Essentially, it appears that these agreements are designed to unwind the purported sale in 2015. Please revise your disclosure to clarify. In addition, with a view to disclosure, please clarify your basis for concluding, under relevant law, that you do not continue to own 100% of the ownership interest in BCT Retail. Also, please clarify the purpose(s) behind the March 31, 2009 and May 19, 2010 amendments particularly as it relates to the increased loan balances.

22.   We partially reissue 39 from our letter dated March 29, 2010. Please clarify how these contractual arrangements give you the economic rights associated with ownership of BCT Retail including the rights to its net income.

23.   We note that you entered into a Proxy Agreement on May 19, 2010 which "was entered into in order to make the contractual relationships between the parties consistent with past practices … as it relates to the transfer of 51% of the equity interest of China BCT to

Property Management in April2008." Please clarify how you exercised control over China BCT prior to entering into this arrangement.

24.   Please revise to more fully explain the material terms of each amendment to the various agreements with Property Management as they relate to BCT Retail.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

25.   We partially reissue comment 47 from our letter dated March 29, 2010. In your initial registration statement we note the reference to an acquisition in your comparison of 2008 and 2007 financial results. Please explain why you believe disclosure is not required pursuant to Item 101(h)(3) of Regulation S-K.

Retail Pharmacy Segment, page 68

26.   We note your disclosure on page 69 that your retail pharmacy segment's receivables from the National Program decreased from $295,463 at December 31, 2009 to $220 at March 31, 2010. Please revise to disclose the factors driving such decrease and expected future trends in this amount.

27.   In connection with the comment above, we note your disclosure on page 69 that your billing system does not have the capacity to generate an aging schedule for your receivables. Please revise to clarify if this statement applies to all of your receivables or solely your receivables as a result of the National Program.

28.   On page 69 you indicate that you acquired 48 retail stores in March and April of 2010. Please clarify whether these transactions have closed and file any material agreements associated with these transactions.

Results of Operations

29.   We reviewed your response to our prior comment 48. Your response did not address our comment in its entirety, thus the comment will be partially reissued. For each period presented, please revise your discussion to address the following:
- For each segment, revise to describe and quantify the underlying variances in revenue. For example, your revenue discussion for the distribution segment should disclose the composition of the increase in revenue, including the amount attributed to increased volume, price increases/decreases, generic volume and branded volume.
- For each segment, revise to describe and quantify the underlying variances in each expense item. For example, your gross profit discussion in your distribution segment should quantify the factors that resulted in a decrease in your gross profit.
- For each segment, revise to describe and quantify the underlying variances in selling, administrative and research and development expenses.

- Please revise to provide a discussion of any known trends or uncertainties that could cause potential variability of your earnings and cash flow. For example, we note that in order to satisfy hospital demand, you had to procure products from suppliers at low margins, thus impacting your gross profit. Clarify if this trend is expected continue.

Sales Revenue

Pharmaceutical Distribution Segment, page 70

30.   Please provide us with more details regarding your statement that you "deferred some of [y]our sales to the second quarter of 2010 in order to postpone the payment of VAT tax." Specifically, clarify the amount of sales deferred, clarify when and if these products were delivered to your customers, and how this action is consistent with your revenue recognition policy.

31.   We reviewed your response to our prior comment 50 and your revised disclosure on page 72. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to clarify your basis for including data in new stores versus existing stores. For example, if new store data only represents revenue from stores that have been opened since the beginning of the most recent period, disclose such information. Also disclose how stores closed during the period are represented in such data.

Liquidity and Capital Resources, page 79

32.   We reissue comment 56 from our letter dated March 29, 2010. Please revise to briefly address your current sources of liquidity and borrowings. Address the material terms of any outstanding borrowings and existing credit facilities.

33.   We note your disclosure on page 71 that you "shortened [y]our trade payable period [and] gave better credit terms to [y]our hospital clients."   Please revise your disclosure to discuss these two changes, including what better credit terms means in terms of payment due dates, and how these changes impact your liquidity.

34.   In connection with the comment above and in order to provide an investor with a better understanding of your distribution segment receivables, please revise to disclose these receivables by category consistent with your revenue disclosure on page 71.

Critical Accounting Estimates, page 81

35.   We read your response to our prior comment 44. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure here to address the existence of highly material estimates or assumptions and how these matters may affect your financial statements (e.g. inventory valuation). Your disclosure should discuss the judgments and uncertainties that affect the application of

your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. These disclosures should supplement, but not duplicate, your disclosures in Note 5 to your audited financial statements.

Long-lived assets, page 82

36.   With regard to your response to our prior comment 44 and your disclosure of your estimates related to long-lived assets, we note that your disclosure appears to be incomplete. The last sentence of appears to be unfinished. Please revise.

Allowances for Inventory, page 82

37.   In regard to your response to our prior comment 44, please revise to disclose the range of expiration dates for your products and tell us how these dates are considered in your determination of a provision for obsolete or excess inventory.

Revenue Recognition, page 82

38.   In regard to your response to our prior comment 44, we note you added disclosure that "no allowances was granted to the customers should their goods not being sold before the date of expiration." Please explain the meaning of this sentence to us and revise to clarify.

39.   We reviewed your response to our prior comment 45. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure to elaborate upon how each of the criteria in SAB 104 specifically applies to each of your revenue streams (i.e. separately discuss revenue recognition from your each segment). Disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

Directors, Executive Officers, Promoters and Control Persons, page 84

40.   Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e)(4) of Regulation S-K.

Executive Compensation, page 86

41.   We note your response to comment 61 from our letter dated March 29, 2010. Please
       clarify that Mr. Tang is also your Chief Executive Officer and address the role, if any, he
       plays in setting his own compensation.

42.   We note your response to comment 62 from our letter dated March 29, 2010 and the
       revised disclosure on page 87 under "Employment Agreements." Please revise to present
       annualized salary information, explain who negotiated the agreements on your behalf,
       who approved the agreements, and explain the reasoning behind these raises. In addition,
       clarify the expected option term. Please disclose the material terms of the agreements,
       such as the overtime provision, and the Parent Company Incentive Plan mentioned in
       these agreements. Please revise to address the discretionary bonuses provided for and
       applicable termination provisions in the respective employment agreements filed with
       your Form 8-K on May 21, 2010. Also, please file the Confidentiality Agreement
       referenced in the employment agreements. Lastly, we note that you are currently in the
       process of developing your compensation plan. To the extent that your compensation
       plan has been or will be revised due to the company becoming a public reporting
       company, please discuss. See Item 402(o) of Regulation S-K.

Certain Relationships and Related Transactions, page 90

43.   Please revise your disclosure to cover the periods requested by Item 404 of Regulation S-
       K. It was unclear whether any related party transactions had occurred subsequent to
       December 31, 2009; if so, expand your disclosure to address. If not, please advise.

44.   We partially reissue comments 65 and 67 from our letter dated March 29, 2010. Please
       disclose the material terms of all related party transactions disclosed in this section and
       otherwise provide the disclosure requested by Item 404 of Regulation S-K. Address, for
       example, whether the sales made to related parties were at market prices or prices
       comparable to prices sold to your other customers. Indicate whether these arrangements
       are on-going, and file any related agreements.

45.   We note the removal of a number of paragraphs of this section. Please revise to add back
       the disclosure or advise. In addition, regarding disclosure relating to debt transactions,
       we direct your attention to Instruction 3(b) to Item 404(a) of Regulation S-K.

46.   We reissue comment 66 from our letter dated March 29, 2010. Revise to disclose the
       material terms of the Earn-in Agreement and file the agreement as an exhibit.

Audited Financial Statements for Fiscal Years Ended December 31, 2009 and 2008

General

47.   We note the audited financial statements and related audit opinion are of China
       Baicaotang Medicine Limited. Considering you changed your name to China BCT
       Pharmacy Group on March 25, 2010, prior to the date of the audit opinion (i.e. March 31,
       2010), your financial statements and related audit opinion should be renamed
       accordingly. Please revise.

48.   We note your disclosure on page 5 that you issued 351,934 warrants to your co-
       placement agents in conjunction with your private placement. Upon review of Section
       6(e) of Exhibit 10.2, we note these warrants have the same anti-dilution provisions
       included in the investor warrants issued in conjunction with your private placement.
       With reference to our prior comment 19, tell us how you accounted for these warrants,
       including how you considered FASB ASC 815-40-15.

Notes to Consolidated Financial Statements

Note 2 – Reorganization, F-9

49.   We read your response to our prior comment 73 and your disclosure in section (i) of this
       note. Your statement that the call right only represents the right to call the transfer of
       legal title does not appear consistent with the Shares Repurchase Agreement (Exhibit
       10.9 to the Form 8-K filed on December 31, 2009). Please explain to us the distinction
       between (i) the right to call the transfer of legal title and (ii) the right of transfer of 51%
       controlling financial interest. Further, please reconcile your explanation with the
       agreement.

50.   We read your response to prior comment 75 and your disclosure in section (iii) of this
       note. . Your response did not address our comment, thus the comment will be reissued.
       Considering Forever Well was owned by Ms. Zhang and Liuzhou BCT was owned by the
       former and current employees and directors of Liuzhou BCT at the time of the
       transaction, please tell us how the acquisition of Liuzhou BCT by Forever Well in August
       2008 meets the requirements of a common control transaction. In your response, please
       provide a detailed analysis and cite the specific authoritative literature you relied upon in
       your accounting.   Also, clarify who was in control of the operations of Liuzhou BCT
       subsequent to the acquisition and how such control was obtained.

51.   We read your response to our prior comment 77. Your response did not address our
       comment in its entirety, thus the comment will be partially reissued. Please explain to us
       the business purpose of the Earn-In agreement and why it was amended each time (i.e.
       December 30, 2009 and May 19, 2010). Further, tell us why the original agreement was
       entered into in October of 2009, a significant period of time after the March 2008
       acquisition Liuzhou BCT.

Trade Receivables, Net, F-25

52.   We note that your allowance for doubtful accounts did not change between December 31, 2008 and December 31, 2009. Considering the substantial increase in your receivables during these periods and your allowance for doubtful accounts policy as disclosed in Note 5, provide us with an explanation supporting this static amount. In your response, address any changes in the aging of your accounts receivable by age category.

53.   In connection with the comment above, we note you generally extend credit to your customers for a period ranging from three to six months yet you establish a general allowance equal to 40% of the receivables due between six months and one year. Tell us when you consider receivables past due. Specifically address those customers who have credit extended for three months and have not paid, but a general reserve is not created for such receivables until after six months of age.

Part II

Item 15

54.   We note your response to comments 87 and 88 from our letter dated March 29, 2010 and the revised disclosure. With respect to each private placement where you relied upon Regulation D, please disclose the specific Regulation D rule relied upon for your private placement and the facts supporting reliance upon this exemption. Similar disclosure should be provided for the February 1, 2010 private placement. Please address the sophistication and access to information that these investors had. In addition, while we note the Form D filed on January 8, 2010, we are unable to locate Form Ds for the other transactions listed in this section. Please advise. Lastly, the Form D that was filed, reflects a total number of investors at that date of 133, rather than the 125 reflected in this section. Please reconcile or advise.

55.   We note the various transactions to the restructuring plan. Please break down the restructuring plan into each private placement and provide the disclosure required by Item 701 of Regulation S-K for each separate transaction.

56.   As previously requested, please state the number of investors in each offering. We note, in particular, the February 1, 2010 transaction.

57.   Please disclose the five persons who received shares in exchange for legal services on February 5, 2010 and identify the law firm. Similarly, disclose the name of the person who received the consulting shares and specify the consulting services provided.

Signatures

58.   Please note that your Form S-1 also needs to be signed by your directors in their
       capacities as such and must be signed by a majority of your board. See prior comment 89
       and Instruction 1 to the Signatures section.

Exhibits

59.   We partially reissue comment 91 from our letter dated March 29, 2010. Please re-file the
       exhibit to include a list briefly identifying the contents of all omitted schedules. We note
       the omission of the Purden Lake schedules that have not been included in the list of
       schedules. In addition, as previously requested, confirm supplementally that all material
       schedules have been filed. Lastly, Schedule 1.11, material contracts, refers to schedule
       1.16, which focuses on related party transactions. Please confirm whether you have filed
       Schedule 1.11 in its entirety.

60.   We partially reissue comment 90 from our letter dated March 29, 2010. Please file a
       validly executed agreement for prior exhibit 10.13, Form of Retail Chain Leasing
       Contract and file the actual agreement rather than the form of agreement, as previously
       requested. This agreement was not filed with this amendment and is no longer included
       in the exhibits index. In addition, please file a validly executed agreement for prior
       exhibits 10.20 (now referenced as 10.25), 10.21 (now 10.26), 10.22 (now 10.27) and
       10.23 (now10.28). These exhibits were not re-filed with this amendment.

Form 10-K for the Fiscal Year Ended December 31, 2009

61.   Please amend the Form 10-K and your other Exchange Act filings to comply with the
       comments above and the comments issued on the initial Form S-1, as applicable.

Item 9A Controls and Procedures, page 47

62.   We note your statement that "there is also a strong reliance on the external consultants,
       including [y]our attorneys, to review and edit the annual and quarterly filings and to
       ensure compliance with SEC disclosure requirements." With a view to disclosure, please
       advise us of the scope of your reliance on external consultants and confirm that you
       understand that the ultimate responsibility for compliance rests with the company and its
       management.

Internal Controls Over Financial Reporting, page 48

63.   In the first sentence of management's report, we note you assessed the effectiveness of
        your internal control over financial reporting "in connection with the filing and
        preparation of the 2008 10-K." Your reference to 2008 appears to be a typographical
        error. Please revise.

64.   We note that you have not provided a statement of management's responsibility for
        establishing and maintaining adequate internal control over financial reporting as
        required by Item 308T(a)(1) of Regulation S-K. Please revise.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 31

65.   We note you concluded your disclosure controls and procedures were not effective. Your
        disclosure refers to "the reasons set forth below," but we were unable to find such
        disclosure. Please revise to disclose the material weaknesses that resulted in your
        ineffective conclusion. Also, revise to disclose the specific steps that you have taken, if
        any, to remediate each material weakness and disclose whether you believe that each
        material weakness still exists at the end of the period covered by the report.

Section 302 Certifications

66.   We note that your Section 302 certifications do not comply with Item 601(31) of
        Regulation S-K in the following respects:
        - You included the title of the certifying individuals at the beginning of the
          certifications. These titles should be removed.
        - Paragraph 4(b) does not include the exact language as defined in Item 601(31) of
          Regulation S-K. The paragraph should include the following language: Designed
          such internal control over financial reporting, or caused such internal control over
          financial reporting to be designed under our supervision, to provide reasonable
          assurance regarding the reliability of financial reporting and the preparation of
          financial statements for external purposes in accordance with generally accepted
          accounting principles;
        - Paragraph 4(d) refers to any changes in your "fourth fiscal quarter" instead of your
          most recent fiscal quarter.

        Please revise your certifications to address the matters noted above.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Mitchell Nussbaum
       (212) 504-3013